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[ ] EXHIBIT 99.1

               COMPLETION OF SHARE REPURCHASE FOR SHARE RETIREMENT

We hereby inform you that POSCO (NYSE symbol:PKX) has completed to purchase shares for retirement of shares as follows:

1. Purpose of share repurchase: Share retirement

2. Total value of shares planned to repurchase: KRW 285,000 million

3. Total value of shares repurchased: KRW 304,621 million (excluding commission)

4. Repurchase price of shares: KRW 171,201 per share

5. Number of shares repurchased: 1,779,320 common shares.

6. Period of share repurchase: August 4, 2004 to October 14, 2004

7. Planned Date of Share retirement : October 19, 2004.